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18005823

SEC Mail Processing Section
FEB 28 2018
Washington DC
408

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-26657

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2017 (MM/DD/YY) AND ENDING 12/31/2017 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: JRL CAPITAL CORPORATION

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

20371 IRVINE AVE, SUITE A-140
(No. and Street)

NEWPORT BEACH	CA	92660
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

LARRY R. LAW 949-650-2928
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

DAVE BANERJEE CPA AN ACCOUNTANCY CORPORATION
(Name – *if individual, state last, first, middle name*)

21860 BURBANK BLVD, SUITE 150	WOODLAND HILLS	CA	91367
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

BW

A

OATH OR AFFIRMATION

I, LARRY R. LAW, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of JRL CAPITAL CORPORATION, as of DECEMBER 31, 20 17, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT

Title

Notary Public

REBECCA GOLD
Notary Public - California
Orange County
Commission # 2230126
My Comm. Expires Feb 2, 2022

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).***

B

JRL CAPITAL CORPORATION

Table of Contents

DAVE BANERJEE, CPA

An Accountancy Corporation – Member AICPA and PCAOB

21860 Burbank Blvd., Suite 150, Woodland Hills, CA 91367• (818) 657-0288• FAX (818) 657-0299• (818) 312-3283

Report of Independent Registered Public Accounting Firm

To the shareholder of JRL Capital Corporation

Opinion on the Financial Statements

We have audited the accompanying balance sheets of JRL Capital Corporation (the "Company") as of December 31, 2017, the related statement of operations, changes in shareholder equity and cash flow, for the period ended December 31, 2017, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017, and the results of its operations and its cash flows for the period ended December 31, 2017, in conformity with the standards of the Public Company Accounting Oversight Board (United States).

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

The supplemental information for the year ended December 31, 2017, Schedule I titled "Computation of Net Capital" under SEC Rule 240.15c3-1; Schedule II titled "Computation of Determination of Reserve Requirement (exemption)" under SEC Rule 240.15c3-3 and Schedule III titled "Information for Possession or Control Requirements (exemption)" under SEC Rule 240.15c3-3 has been subject to audit procedures performed in conjunction with the audit of the Company's financial statements. Supplemental information titled "Exemption Report" was subject to review procedures under SEC Rule 240.17a-5(d)(5) and information titled "SIPC assessment" were subject to the agreed upon procedures and exemption available under the applicable instructions of the Schedule of Assessment and Payments of the Securities Investor Protection Corporation in accordance with SEC Rule 240.17a-5(e)(4). Such supplemental information is the responsibility of the Company and its management. Our procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on supplemental information, we evaluated whether the information, including the form and content is presented in conformity with SEC Rule 20.17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information, including exemptions is fairly stated, in all material respects, in relation to the financial statements as a whole.

Dave Banerjee CPA, an Accountancy Corp.

We have served as the Company's auditor since 2015.

Woodland Hills, CA

February 23, 2018

JRL CAPITAL CORPORATION
(A WHOLLY OWNED SUBISIDIARY OF JRL CAPITAL MANAGEMENT GROUP)

STATEMENT OF FINANCIAL CONDITION

	December 31, 2017
ASSETS	
Current assets:	
Cash and cash equivalents	$ 44,021
Accounts receivable	57,495
Other Current Assets	25,027
Deferred tax asset	2,960
Prepaid expenses	497
	$ 129,999
LIABILITIES AND STOCKHOLDER'S EQUITY	
Liabilities:	
Accounts payable and accrued expenses	$ 52,647
Total liabilities	52,647
Commitments and contingencies	
Stockholder's equity:	
Common stock, no par value; 1,000 shares authorized, issued and outstanding	5,000
Additional Paid in Capital	68,404
Total Shareholder Equity	73,404
Accumulated deficit	(30,461)
Net Income	34,409
Total stockholder's equity	77,352
	$ 129,999

JRL CAPITAL CORPORATION
(A WHOLLY OWNED SUBISIDIARY OF JRL CAPITAL MANAGEMENT GROUP)

STATEMENT OF INCOME

	For The Year Ended December 31, 2017
Revenues:	
Commissions	$ 718,966
Other	120,401
Total revenues	839,367
Expenses:	
Commissions	598,844
General and administrative, and other related party expenses	206,313
Total expenses	804,157
Gain before provision for income taxes	35,209
Provision for income taxes	
State Franchise Tax (min)	(800)
Total Taxes	(800)
Net Income (Loss)	$ 34,409

See accompanying notes to financial statements

JRL CAPITAL CORPORATION
(A WHOLLY OWNED SUBISIDIARY OF JRL CAPITAL MANAGEMENT GROUP)

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

For the Year Ending December 31, 2017

	Common Stock		Paid In	Accumulated	Total Stockholder's
	Shares	Amount	Capital	Deficit	Equity
Balance at January 1, 2017	1,000	$ 5,000	$68,404	$ (30,461)	$ 42,943
Net Income (Loss)	-	-	-	34,409	34,409
Balance at December 31, 2017	1,000	$ 5,000	$68,404	$ 3,948	$ 77,352

See accompanying notes to financial statements

JRL CAPITAL CORPORATION
(A WHOLLY OWNED SUBISIDIARY OF JRL CAPITAL MANAGEMENT GROUP)

STATEMENT OF CASH FLOWS

For the Year Ending December 31, 2017

	For The Year Ended December 31, 2017
Cash flows used in operating activities:	
Net income/(loss)	$ 34,409
Adjustments to reconcile net loss to net cash used in operating activities:	
Changes in operating assets and liabilities	
Accounts receivable	(40,606)
Prepaid expenses	196
Accounts payable and accrued expenses	36,265
Taxes Payable	-
Net change in cash and cash equivalents	30,265
Cash and cash equivalents at beginning of year	38,783
Cash and cash equivalents at end of year	$ 69,048
Supplemental cash flow information -	
Cash paid during the year for:	
Interest	$ -
Income taxes	$ 800

NOTE 1 – ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

JRL Capital Corporation (the "Company") was incorporated in California on June 4, 1981. The Company is a wholly owned subsidiary of JRL Capital Management Group ("CMG").

The Company is registered with the Securities and Exchange Commission ("SEC") as a broker/dealer in securities and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is exempt from the provisions of Rule 15c3-3 (pursuant to paragraph (k)(2)(ii) of such rule) under the Securities Exchange Act of 1934, as the Company provides securities brokerage services through a smaller number of registered representatives licensed with the firm. The Company does not maintain its own securities accounts or perform custodial functions related to the securities transactions. Because of such exemption, the Company is not required to prepare a determination of reserve requirements and possession or control requirements of Rule 15c3-3.

Liquidity and Risks

As a small Firm, the Company relies on a smaller group of registered representatives to generate its operating cash flow, as opposed to firms with larger numbers of representatives.

The Company's ability to continue in existence is dependent on, among other factors, the Company's ability to continue to generate adequate cash flows from operations and from debt and equity financing to fund its operations – neither of which have been needed in recent past. The Company has addressed the factors mentioned above by focusing on its business plan to increase its transactional business and its customer base. Management believes that this plan is sufficient to allow the Company to adequately fund its operations on an annual basis. In the event that additional funds are required, CMG has committed to provide such funding.

Registration

The Company must register with each state department that governs compliance with securities laws for the states in which it does business. The Company generates a substantial amount of commission income in the State of California. Various regulatory requirements exist in each state with which the Company must comply. Should the Company violate certain state securities laws, it could be prohibited from doing business in that state.

NOTE 1 – ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

Concentrations of Credit Risk

Cash and cash equivalents

The Company maintains its cash balances at financial institutions that are insured by the Federal Deposit Insurance Corporation ("FDIC"). The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk related to these deposits.

Customers

In the normal course of business, the Company's customer activities involve the provision of securities brokerage services through the registered representatives licensed with the Company. This is facilitated by entering into "selling group and clearing agreements" with product sponsors and/or trading/custodian firms that enable the Company's representatives to sell financial products to clients. These activities may expose the Company to off-balance-sheet credit risk in the event the customer is unable to fulfill its contracted obligations, which to-date has never happened. The Company mitigates this risk by dealing with product sponsors and/or trading/custodian firms through an extensive review process.

For the year ended December 31, 2017, there was an increase in overall revenue with one product category accounting for 43% of the Company's commissions revenues. This was due in part to a few larger transactions in this area of financial services – which is a direct result of the Firm's focus in this type of business transaction – primarily 1031/1033 real state exchange business. As of December 31, 2017, revenues from over fifteen product sponsors and trading/custodian firms totaled 57% of the total revenues of the Firm, which continues to indicate a broader diversity in revenue sources as compared to past years. This is a positive trend in overall operations of the Firm. If the Company's customers decreased their activity, the reduction in commissions could have a significant impact on the Company's commissions and operations. We record an allowance for doubtful receivables based on certain factors, including the length of time the receivables are past due and historical collection experience with customers. An allowance for doubtful receivables was not necessary at December 31, 2017

Cash and Cash Equivalents

The Company considers highly liquid investments purchased with an original maturity of three months or less to be cash equivalents. Cash equivalents are recorded at cost, which approximates fair value.

NOTE 1 – ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

Revenue Recognition

For securities brokerage services, the Company recognizes commission revenue on a trade-date basis. For commissions revenue related to real estate and private placement transactions, revenue is recognized upon closing of escrow. Other revenues consist primarily of reimbursement for due diligence costs and revenues earned on marketing assistance programs with third party securities/annuities companies. The Company recognizes these revenues upon notification from the third-party securities/annuities companies of these fees.

Income Taxes

The Company files as part of a consolidated return of JRL Capital Management Group ("CMG") the Parent Company. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements as if the Company were a separate taxpayer in accordance with the accounting guidance for income taxes. Deferred tax assets and liabilities are recognized for future tax benefits or consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided for significant deferred tax assets when it is more-likely-than not, that such assets will not be realized through future operations.

The Company recognizes any uncertain tax positions on income tax returns at the largest amount that is more likely than not to be sustained upon audit by the relevant taxing authority. An uncertain income tax position will not be recognized if it has less than a 50% likelihood of being sustained. There are no unrecognized tax benefits as of the date of adoption. There are no unrecognized tax benefits included in the statement of financial condition that would, if recognized, affect the effective tax rate. The Company's policy is to recognize interest and/or penalties related to income tax matters in income tax expense. The Company had no amounts accrued for interest and penalties on its statement of financial condition at December 31, 2017.

The Company is subject to taxation in the U.S and State of California. The Company does not foresee material changes to its gross uncertain income tax position liability within the next twelve months. The Company is no longer subject to IRS or state examinations prior to 2014.

NOTE 1 – ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the recorded amounts of revenues and expenses during the reporting period. Significant estimates made by the Company's management include but are not limited to, the collectibility of receivables and the realize-ability of deferred tax assets. Actual results could differ from those estimates.

Subsequent Events

The Company has evaluated and determined that no events have occurred subsequent to the statement of financial condition date and through the date of issuance of these financial statements, which would require inclusion or disclosure in its financial statements other than as described in the accompanying notes.

NOTE 2 – INCOME TAXES

For the year ended December 31, 2017, the provision for income taxes consists of the following:

Federal:	
Current	$ -
Deferred	-
	-
California:	
Current (minimum)	(800)
Deferred	0
	$ 800

Income tax expense differed from the amounts computed by applying the U.S. Federal income tax rate of 40 percent and state income taxes.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company has cost sharing arrangements for certain operating costs with CMG. Accordingly, the accompanying financial statements may not be indicative of the financial position or results of operations that would have occurred had the Company operated without this affiliation.

CMG provided the Company with office space, miscellaneous office expenses, due diligence and recruiting support. The Company incurred a total of $174,252 in related party expenses for the year ended December 31, 2017. The increase in related party expenses from 2016 was primarily due to the increase in transaction costs and the aggressive recruiting efforts of management. At December 31, 2017, the Company has no amount recorded in accounts payable and accrued expenses related to other related party expenses to CMG. Additionally, due to the increase in the 1031 exchange business, additional due diligence expenses were incurred, mostly thru business relationships that work directly with CMG. These costs were reimbursed to CMG from the revenue generated by these transactions. If the Firm's efforts to expand this business continue to be successful this protocol will likely continue moving forward.

From time to time, the Company will collect advisory fees on behalf of JRL Capital Advisory LLC, a related party. During the year ended December 31, 2017, the Company collected $20,916 in advisory fees on behalf of JRL Capital Advisory LLC and remitted $20,916 to the related party on the same day it was received.

NOTE 4 – COMMITMENTS AND CONTINGENCIES

Indemnities and Guarantees

The Company has made certain indemnities and guarantees, under which it may be required to make payments to a guaranteed or indemnified party, in relation to certain transactions. The Company indemnifies its director to the maximum extent permitted under the laws of the State of California. The duration of these indemnities and guarantees varies and, in certain cases, is indefinite. These indemnities and guarantees do not provide for any limitation of the maximum potential future payments the Company could be obligated to make. Historically, the Company has not been obligated to make any payments for these obligations and as such no liabilities have been recorded for these indemnities and guarantees in the accompanying statement of financial condition.

Legal

The Company, on occasion, consults with securities counsel regarding questions related to operations or securities matters. Further there is the possibility that the Firm could be involved

from time to time in litigation or claims arising in the ordinary course of its business. While the ultimate liability, if any, arising from these claims cannot be predicted with certainty, the Company believes that the resolution of these matters would not likely have a material adverse effect on the Company's financial statements. No litigation or claims are ongoing or anticipated as of December 31, 2017.

NOTE 5 – NET CAPITAL REQUIREMENTS

As a registered broker-dealer, the Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires that the Company maintain a minimum net capital, as defined, and may not permit its aggregate indebtedness, as defined, to exceed fifteen times its net capital. At December 31, 2017, under the most restrictive requirement, the Company had net capital of $66,664 - which was $61,664 in excess of its minimum required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was 0.79 to 1.

NOTE 6 – FAIR VALUE

The Company adopted Financial Accounting Standards ("SFAS") ASC 820 Measurements and Disclosures, for assets measured at fair value on a recurring basis. The ASC 820 had no effect on the Company's financials

NOTE 7 – RECENTLY ISSUED ACCOUNTING STANDARDS

ASC 606, Revenue from Contracts with Customers, was issued on May 28, 2014. ASC 606 provides guidance related to revenue from contracts with customers. Guidance applies to all entities and to all contracts with customers, with the exception of the following transactions noted in ASC 606-10: lease contracts, insurance contracts, financial instruments and other contractual rights or obligations, guarantees, nonmonetary exchanges between entities in the same line of business. For public business entities, certain not-for-profit entities, and certain employee plans, the effective date for ASC 606 is annual reporting periods (including interim reporting periods within those periods) beginning after December 15, 2017. Early application is permitted only as of annual reporting periods (including interim reporting periods within those periods) beginning after December 15, 2016. The effective date for all other entities is annual reporting periods beginning after December 15, 2018, and interim reporting periods within annual reporting periods beginning after December 15, 2019.

As of the reporting date, the company has not yet adopted the recently issued accounting standards

JRL CAPITAL CORPORATION
(A WHOLLY OWNED SUBISIDIARY OF JRL CAPITAL MANAGEMENT GROUP)

SCHEDULE I - COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

As of December 31, 2017

	Unaudited Amounts per FOCUS Report	Amounts Based on Annual Report	Difference Increase (Decrease)
Net capital -			
Total stockholder's equity from statement of financial condition	$ 77,352	$ 77,352	$ -
Deductions and/or charges:			
Nonallowable assets included in the following statement of financial condition captions:			
Cash and cash equivalents	0	0	-
Accounts receivable	6,730	6,730	-
Deferred tax asset	2,960	2,960	-
Prepaid expenses	497	497	-
Haircut on securities	501	501	-
Total deductions and/or charges	10,688	10,688	-
Net capital	66,664	66,664	-
Minimum net capital required	5,000	5,000	-
Excess net capital	$ 61,664	$ 61,664	$ -
Total aggregate indebtedness	$ 52,647	$ 52,647	$ -
Ratio of aggregate indebtedness to net capital	0.79 to 1	0.79 to 1	

There were no differences between the Focus Report and the audit numbers.

Schedule II
Determination of Reserve Requirements
Under rule 15c-3-3 of the Securities and Exchange Commission

The company is exempt from the Reserve Requirement of computation
Accounting to the provision of Rule 15c-3-3(k)(2)(ii)

Schedule III
Information Relating to Possession or Control
Requirement Under Rule 15c-3-3

The Company is exempt from the Rule 15c3-3 as it relates to Possession and Control requirements under the (k)(2)(ii)

DAVE BANERJEE, CPA
An Accountancy Corporation – Member AICPA and PCAOB
21860 Burbank Blvd., Suite 150, Woodland Hills, CA 91367• (818) 657-0288• FAX (818) 657-0299• (818) 312-3283

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Shareholder of JRL Capital Corporation

We have reviewed management's statements, included in the accompanying JRL Capital Corporation ("Company") Exemption Report in which (1) Company identified the following provisions of 17 C.F.R. §15c3-3(k) under which Hilby Wilson, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(ii) (the "exemption provision") and (2) Company, stated it met the identified exemption provision throughout the most recent fiscal year of 2017. The Company's management is responsible for compliance with the exemption provision and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and accordingly, included inquiries and other required procedures to obtain evidence about Company's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Dave Banerjee CPA, an Accountancy Corporation

Dave Banerjee CPA,
An Accountancy Corp.
We have served as the Company's auditor since 2015
Woodland Hills, California
February 23, 2018

JRL CAPITAL CORPORATION

Exemption Report of JRL Capital Corporation

JRL Capital Corporation (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3:(k)(2)(ii).

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) (2)(ii) throughout the year ended December 31, 2017 without exception.

JRL Capital Corporation

I, Larry Law, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: [signature]
President
Date: 2/13/2018

20371 IRVINE AVENUE • SUITE A-140 • NEWPORT BEACH, CA 92660 • 949/650-2928 • FACSIMILE 949/650-2927
BROKER/DEALER - MEMBER FINRA & SIPC • REGISTERED INVESTMENT ADVISORY SERVICES OFFERED THROUGH JRL CAPITAL ADVISORS, LLC